

Jackie Logan · 2nd

CoFounder and Chief Investment Officer at Raise Green

New York, New York, United States · Contact info

500+ connections

6 mutual connections: Jonny Price, · Stephanie Gripne, and 4 others

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Raise Green

The Wharton School

About

Leadership in Sales, Financial Products & Risk Management
Significant Background in New Business Initiatives / Deals / Sales & Marketing (launching products)

Expertise includes Institutional
& Private Wealth Investors / Asset Managers

Strong Interest in ESG / Impact Investing – FSA Level I Candidate
Full-Lifecycle Project Management

PASSION:
"The power of capital to enable achievement
of the UN Sustainable Development Goals"

Compliance
& Risk Management

"Working with the Business
to Get Business Done in a Compliant Manner" (most enjoy)

Key Team Player | New Business Initiatives & New Products

ADDITIONAL
HIGHLIGHTS

Citibank | VP – Marketing
(Promoted from AVP)

American Express | Assistant Product Manager – Marketing
(Travel Related Services, Gold & Green Card Divisions)

The Wharton School | MBA – Finance (with Honors)
Williams College | BA – Chemistry

FINRA Series 7, 9, 10

COMMUNITY
INVOLVEMENT

The Riverside Hawks (NYC) | Strategy & Education Consultant – serving At-risk Youth in NYC
Focus: Education / Finances / Fundraising & Annual Gala

.

Activity

1,818 followers

Jackie Logan reposted this • 3d



Yes! And much more to do!

10 · 1 comment

Jackie Logan commented on a post • 3d

Yes! And much more to do!

11 · 2 comments · 9 reposts

Jackie Logan reposted this • 1w



Sharing with you all -- a company that is capturing polluting emissions from vessels docked in ports which has secured their first contract.

6

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Experience

CoFounder and Chief Investment Officer
Raise Green · Full-time
2019 - Present · 4 yrs 2 mos
New York, New York, United States

Raise Green is the climate investment platform that brings together people building clean energy projects and climate solutions across the US looking to raise capital to our marketplace that c ...see more

VP | Private Wealth Management Compliance – Market Solutions Group
Goldman Sachs
2010 - 2019 · 9 yrs
Greater New York City Area

Real-time Advisory Compliance Coverage to
Fixed Income RIA Business & Fixed Income Trading ...see more

Manager | Marketing & Product Development Strategy
International Asset Transactions, LLC
2000 - 2001 · 1 yr
Greater New York City Area

Key Member of Internet-based Trading Platform
(small Start-up specializing in illiquid assets) ...see more

VP | Fixed Income Sales
J.P. Morgan
1988 - 1999 · 11 yrs

Coverage for Institutional Clients, including
Mutual Funds / Insurance Companies / Corp. Pension Funds / Gov't Agencies / Hedge Funds ...see more

Education

The Wharton School
MBA, Finance – Graduated with Honors

Williams College
BA, Chemistry

Stuyvesant High School
HS Diploma, General Studies

Skills

Equities
Endorsed by 2 colleagues at Goldman Sachs
5 endorsements

Fixed Income
Endorsed by 2 colleagues at Goldman Sachs
5 endorsements

Capital Markets
4 endorsements

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Organizations

The Riverside Hawks | nonprofit serving At-risk Youth in NYC
Consultant for Executive Director · Jan 2005 - Jan 2010

Focus: Education / Finances / Fundraising & Annual Gala

Interests

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Chairman and CEO at BlackRock
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CEO at The Atlantic
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